

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
dgoldman@gabelli.com
gmaldonado@gabelli.com
GABELLI.COM

December 5, 2013

Mr. LeRoy T. Carlson Jr.
Chief Executivie Officer
Telephone and Data Systems Inc.
30 North Lasalle Street
Suite 4000
Chicago, IL 60602

Dear Mr. Carlson:

GAMCO, on behalf of its investment advisory clients, may submit recommendations of one or more individuals as nominee for director to the corporate governance and nominating committee of the Board of Directors for election at the Issuer's 2014 annual meeting.

If one or more of these individuals becomes a nominee for election as a director, GAMCO plans to cast votes for the election of such individual or individuals with the shares over which it has voting authority.

Furthermore, in light of the upcoming deadline to submit shareholder proposals for consideration at the 2014 annual meeting GAMCO, on behalf of its investment advisory clients, is evaluating all options available to it.

As always, we are available to discuss GAMCO's corporate governance procedures.

Best Regards,

David Goldman
General Counsel

DG:gm